The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 28, 2011, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2 (a) (4) That all rights pertaining to the entire class of this security were extinguished on March 4, 2011.

Pursuant to the terms of the Warrants, initially exercisable for Common Stock at an exercise price of $6.00 per share of Heckman Corp, the Warrants expired and became null and void on November 9, 2011.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended on November 9, 2011.